Mail Stop 4561

July 27, 2007

Mr. John C. Wahl
Executive Vice President and Chief Financial Officer
First Defiance Financial Corp.
601 Clinton Street
Defiance, OH 43512

> **Re: First Defiance Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-26850**

Dear Mr. Wahl:

We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your future disclosure in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some
of our comments, we ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 13 – 2006 Annual Report

2006 Financial Highlights, page 1

1.   We note your disclosure of the non-GAAP per share measures of basic and
        diluted "Core earnings per share." Note that ASR 142 states that per share data
        other than that related to net income, net assets and dividends should be avoided

in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management's Discussion and Analysis

Allowance for Loan Losses, page 16

2.	We note your disclosure that the reduction of the allowance in 2006 is the result of a higher than normal level of loan charge-offs as management attempted to resolve credit issues that were previously identified in the portfolio and reserved for. In future filings please explain why your overall allowance relative to the portfolio and non-performing assets has decreased in light of the increase in net charge-off experience, loans 90 days or more delinquent, and non-performing assets. For example, we note that nonresidential and multi-family loans residential real estate loans increased almost $3 million from 2005 to 2006; however, there is no corresponding discussion of the reasons for this increase, specific type of loans impacted and outlook for resolution, etc. Please address whether any of these are large credits are now those referred to in your Form 8-K filed on July 16, 2007 that may be difficult to resolve because of the length of time for foreclosure proceedings in certain counties. Please provide us with your proposed future disclosure.

3.	Describe the reasons for the significant increase in non-performing assets, particularly in light of management's efforts in resolving credit issues during 2006. Your disclosure that some of the non-performing assets relate to bank or branch acquisitions does not explain the underlying reasons for the increase in non-performing assets. Please provide us with your proposed future disclosure.

Non-Interest Income, page 22

4.	We note your disclosure that implementation of an overdraft privilege product in 2006 was the primary reason for the increase in service fees. In future filings, please disclose either in MD&A or a financial statement footnote the following:

- the terms of your overdraft program, including how you determine the amount of the fees and the length of time over which customers accounts may remain in overdraft;
- whether you charge overdraft fees as a one-time fee per occurrence or based on the passage of time and/or amount of the overdraft;
- how you report the overdrawn balances in your financial statements;
- your basis for including the overdraft fees in noninterest income;
- how you assess collectibility and when to charge-off overdrawn balances and assessed fees; and
- quantify the total amount of overdraft fees assessed during the periods presented.

Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs issued by the federal banking regulators and the instructions for Call Report Schedules RI and RC-C. Please provide us with your proposed future disclosure.

Consolidated Financial Statements

Note 2 – Statement of Accounting Policies

Operating Segments, page 44

5. We note your disclosure that while the chief decision-makers monitor revenue streams of various products and services, there is one identifiable segment and the remaining identifiable segments are not material. Please tell us the following:

- clarify whether identifiable segments are considered operating segments as defined in paragraph 10 of SFAS 131;
- describe the information contained in your internal management reports generated for the different identifiable segments;
- describe the extent to which this discrete financial information is reviewed by your chief operating decision maker;
- describe the process for making resource allocation decisions and evaluating performance for the overall financial services operations and the different identifiable segments;
- if your identifiable segments are considered to be operating segments, describe how you determined that each operating segment meets the aggregation criteria of paragraph 17 of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief